Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Amendment No. 1 to Schedule 13D, dated October 1, 2021, with respect to the shares of Common Stock of Dick’s Sporting Goods, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 1st day of October, 2021.

By:	/s/ William J. Colombo
Name:	William J. Colombo

William Colombo Trustee U/A Dated 10/05/2020 Edward W Stack Non-Grantor Trust

By:	/s/ William J. Colombo
Name:	William J. Colombo
Title:	Trustee